January 15, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (808) 694-8063

Allan R. Landon
Chief Executive Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

> **Re:** **Bank of Hawaii Corporation**
> **Definitive 14A**
> **Filed March 14, 2007**
> **File No. 01-6887**

Dear Mr. Landon:

We have reviewed your response letter dated October 25, 2007 and have the following comment. Please respond to our comment by January 29, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings and supplemental analysis, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis, page 20

1. In your response to prior comment 2 you suggest that the disclosure of the performance targets are not material to an investors understanding of your incentive compensation program and the awards made under the program. Please disclose the performance targets or provide additional analysis supporting your suggestion that these performance targets are not material to understanding your compensation program or the awards made under the program during the relevant period. Also, to the extent that the targets are material to an understand if the program and the awards program, but you continue to believe that their disclosure would cause competitive harm to the Bank of Hawaii, please provide additional analysis addressing specifically how the disclosure of the NIACC, RAROC, and ROE targets along with the targets set as part of your compliance with Section 162(m) of the Internal Revenue Code could lead to competitive harm to Bank of Hawaii.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel